UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported) – February 7, 2006

The First of Long Island Corporation

(Exact Name of Registrant as Specified in Charter)

New York	0-12220	11-2672906
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 Glen Head Road, Glen Head, New York	11545
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code - (516) 671-4900

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On February 7, 2006, The First of Long Island Corporation issued a press release disclosing material non-public information regarding the Corporation's financial condition as of December 31, 2005 and results of operations for the year and quarterly period then ended. The press release is furnished as Exhibit 99.1 to this Form 8-K filing. On February 9, 2006, the Corporation mailed a newsletter to its stockholders disclosing similar nonpublic information regarding the Corporation's financial condition as of December 31, 2005 and results of operations for the year then ended. The newsletter to shareholders is furnished as Exhibit 99.2 to this Form 8-K filing.

Item 9.01. Financial Statements and Exhibits

Exhibit 99.1 Press release dated February 7, 2006 regarding the year and quarterly period ended
          December 31, 2005.

Exhibit 99.2 Newsletter to stockholders regarding the year ended December 31, 2005.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


The First of Long Island Corporation
(Registrant)


Date: February 9, 2006   By: /s/ Mark D. Curtis
                                          Mark D. Curtis
                                          Senior Vice President & Treasurer
                                          (principal accounting & financial officer)

Exhibit 99.1

[THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

February 7, 2006

For More Information Contact:
Mark D. Curtis, Senior Vice President and Treasurer
(516) 671-4900, Ext.556

PRESS RELEASE IMMEDIATE

THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES 2005 EARNINGS

Glen Head, New York, February 7, 2006 – In 2005 the Corporation earned $3.10 per share, an increase of approximately 7% over the $2.90 earned last year. For the fourth quarter of 2005, the Corporation earned $.75 per share versus $.72 for the same quarter last year. Fourth quarter 2005 earnings include a charge of eleven cents per share resulting from a securities loss program, while fourth quarter 2004 earnings included a loss program charge of eight cents per share. While securities loss programs adversely impact current earnings, they improve the Corporation's future prospects because they entail selling lower yielding securities at a loss and using the resulting proceeds to buy securities with better yields.

As in recent prior years, 2005 was a successful year from the standpoint of the share repurchase program in that the Corporation was able to purchase 166,273 shares, representing approximately 4.2% of the total shares outstanding at the beginning of the year. This compares to 151,320 shares purchased in 2004, or 3.7% of total shares outstanding at the start of the year. The shares repurchased in 2005 and 2004 are estimated to have contributed approximately half of this year's earnings per share growth.

Earnings for 2005 were positively impacted by loan growth, particularly in commercial mortgages and home equity loans, continued growth in checking balances, tax planning strategies and a reduction of income taxes accrued with respect to the Bank's investment and REIT subsidiaries. Also positively impacting 2005 earnings was a large real estate tax settlement which added five cents to per share earnings and the termination of a post-retirement medical program that added three cents. On the other hand, adversely impacting earnings this year was severance paid to the Corporation's former Chairman which cost five cents per share net of savings.

Commercial mortgage balances grew by 18.9% during 2005, while home equity product balances grew by 30.5%. Almost all the growth in home equity products was in fixed rate amortizing home equity loans. The Bank attributes its loan growth to the relatively low interest rate environment, carefully designed calling programs, more assertive direct advertising, and a change in lending philosophy. In a measured and disciplined manner, management is working to increase the Bank's relatively low loan to deposit ratio and thereby enhance its earnings prospects. Overall credit quality remains excellent. Checking deposit growth, albeit more modest than that experienced in recent prior years, is once again attributed to well designed calling efforts and our personalized business banking approach.

Despite the growth in loans and checking deposits, the Corporation's earnings continue to be challenged by the interest rate environment. The yield curve has flattened significantly in that a 350 basis point increase in short-term interest rates since June of last year was accompanied by a much smaller increase in intermediate-term interest rates and a decline in longer-term interest rates. The increase in short-term interest rates has put upward pressure on the Bank's cost of deposits, while at the same time the Bank has had only limited opportunity to reinvest cash flows from intermediate and longer-term loans and securities at similar or higher rates. Along with the challenging interest rate environment, competition in the Bank's market area has increased and, in some cases, been accompanied by aggressive deposit pricing, and certain alternatives to bank deposit products have become more attractive.

The Corporation opened a full service branch in Merrick, New York in the fourth quarter and continues to explore potential new branch locations and product offerings. We are very enthusiastic about this new branch opening and look forward to expanding our market presence on Long Island's south shore and other geographical areas in the future. We strongly believe that being the bank "Where Everyone Knows Your Name" distinguishes us from the competition and should enable us to continue to grow our franchise and enhance long-term value for our shareholders.

BALANCE SHEET INFORMATION

	12/31/05	12/31/04
	(in thousands)	
Total Assets	$ 944,156	$ 917,778
Net Loans	377,210	339,629
Investment Securities	518,397	532,113
Checking Deposits	307,842	298,049
Savings and Time Deposits	480,169	473,201
Total Stockholders' Equity	90,698	90,240

INCOME STATEMENT INFORMATION

	Twelve Months Ended		Three Months Ended	
	12/31/05	12/31/04	12/31/05	12/31/04
	(in thousands, except per share data)			
Net Interest Income	$ 35,263	$ 34,742	$ 9,084	$ 8,772
Provision For Loan Losses	470	356	156	56
Net Interest Income After Loan Loss Provision	34,793	34,386	8,928	8,716
Noninterest Income	5,818	5,665	768	988
Noninterest Expense	25,269	24,097	6,124	6,028
Income Before Income Taxes	15,342	15,944	3,572	3,676
Income Tax Expense	3,065	3,863	635	722
Net Income	$ 12,277	$ 12,081	$ 2,937	$ 2,954
Earnings Per Share:				
Basic	$ 3.14	$ 2.96	$ .76	$ .74
Diluted	$ 3.10	$ 2.90	$ .75	$ .72

This earnings release contains various "forward-looking statements" within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Exchange Act of 1934. Such statements are generally contained in sentences including the words "may" or "expect" or "could" or "should" or "would" or "believe". The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward looking statements. In addition, the Corporation assumes no duty to update forward-looking statements.

For more detailed financial information please see the Corporation's 2005 Form 10-K. The Form 10-K will be available on or before March 16, 2006 and can be obtained from our Finance Department located at 10 Glen Head Road, Glen Head, New York 11545, or you can access Form 10-K by going to our website at www.fnbli.com and clicking on "About Us", then clicking on "SEC Filings", and then clicking on "Corporate SEC Filings."

Exhibit 99.2

The First Takes Stock

A Special Newsletter to Our Stockholders   February 9, 2006

A MESSAGE FROM OUR PRESIDENT & CEO
MICHAEL N. VITTORIO

Dear Shareholder,

       2005 was an exciting year for the Bank, and it is my pleasure to report some of our past year's activities and accomplishments. It was also a very challenging year with new competitors entering our marketplace, rising short-term interest rates, a flattening yield curve and more than a fair number of competitor branch openings.

       In 2005, the Bank continued to enjoy growth in several key product areas. Our commercial mortgage portfolio rose from $87,744,000 to $104,336,000, an increase of $16,592,000, or approximately 19%. This is significant since commercial mortgages is one of our better yielding asset categories. Our success was accomplished through well-designed calling programs, an investment in additional commercial lending staff, a direct mail campaign, some conservative but well-timed changes to credit policy, and a change in lending philosophy. We booked more than $30,000,000 in new commercial mortgages, comparing very favorably to amounts booked in the past. In addition, during 2005 our home equity portfolio grew from $41,115,000 to $53,653,000, an increase of $12,538,000, or 30.5%. This was accomplished by changes to our incentive management program, allocating greater marketing dollars to promote this product, and repositioning the marketing of our fixed rate amortizing home equity loans. Additionally, our progress can also be attributed to the still relatively low interest rate environment and what has been to date a resilient Long Island housing market. To support our growth of the portfolio, the Bank has introduced a number of risk management initiatives. These have included the introduction of FICO scores into our credit underwriting process, a more detailed loan review process, stress testing the cash flows associated with underwriting variable rate home equity lines of credit, and a newly introduced model for commercial credit analysis. These changes have given us a better foundation for growing the portfolio in a measured and disciplined way.

       Deposit growth was challenging in 2005. The main reasons for this have been rising interest rates, aggressive competitive advertising, the entry of new competitors into the marketplace, and the number of branches being built by the industry within the markets we serve. Also, we did not attempt to compete aggressively on deposit pricing, and therefore gave up some deposit growth to maintain margin. Our approach has been, and will remain, a relationship approach. We see ourselves as a high quality provider of service. We believe the quality of our service will, over the long run, differentiate us from the competition.

       Despite the challenges, the Bank still managed to grow deposits. During 2005, checking deposits grew by 3.3% or $9,793,000. This product category is highly profitable and was a contributing factor to our overall financial success in 2005. Correspondingly, overall deposits grew by $16,761,000 or 2.2%.

       Earnings per share increased by 20 cents, or approximately 7%, from $2.90 in 2004 to $3.10 this year. In addition to the deposit and loan growth already discussed, a considerable contributing factor to this increase was the success of our stock repurchase program. It should be noted, however, that the earnings increase was constrained by a year-end securities loss program that resulted in an earnings charge of 11 cents per share. The loss program involved selling lower yielding securities and reinvesting the proceeds in somewhat longer duration securities with higher yields. This served to reposition the balance sheet and will improve the Bank's future earnings. When our approximate 2% dividend yield is combined with the 7% earnings increase, our return to the shareholders was almost 9%.

During the year we continued our product gap analysis in terms of our ability to meet the needs of our evolving customer base. In 2006, we will install a state of the art wire transfer system to enable us to better meet the needs of our commercial customers. This new system complements our recent addition of other products such as lockbox and account reconciliation services. Our intention is to continue to explore and invest in products that provide solutions for our growing family of customers.

After over a year of planning, in December we opened a full service branch in Merrick, New York. This brings our full service branch count to ten and the overall number of branches to twenty-five. This branch is located on the west side of Merrick Avenue about a half-mile north of Sunrise Highway. It differentiates itself within the local market with its seven piece mahogany crown moldings, soft recessed lighting, sky lighted cathedral-like ceilings, and a working stone fireplace. Our intention is to create an inviting environment, complemented by our warm and friendly service. This branch exemplifies our commitment to expansion and continued personal service. It also represents our intention to bring our model of banking to Long Island's south shore. We are excited about the prospects of our new location and continue to explore other potential locations for expansion, both on Long Island and in Manhattan.

In closing, I would like to thank you, our stockholders, for your support and confidence. As we enter 2006, the Bank remains strong and well positioned, and we are enthusiastic about our ability to grow and prosper. I look forward to the opportunity to speak to you at our upcoming shareholders' meeting in April. At that time I'll be able to review our performance with you in more detail, and more importantly, continue to get to know you on a more personal level. This remains very important to us and to me personally. After all, we are the Bank "Where Everyone Knows Your Name" - a Bank that takes pride in treating customers as individuals.

Michael N. Vittorio
President and CEO

[LOGO]The First of Long Island Corporation
10 Glen Head Road, PO Box 67, Glen Head, NY 11545-0067